Paul Hastings LLP

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December 28, 2022

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:     Matthews International Funds - File Nos. 033-78960 and 811-08510

Ladies and Gentlemen:

On behalf of the Matthews International Funds, doing business as the Matthews Asia Funds (the “Registrant”), we hereby respond to the oral comments provided on November 8, 2022 by Ms. Anu Dubey of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Registrant’s Post-Effective Amendment No. 99 (the “Amendment”), which contained proposed disclosure with respect to one new series of the Registrant that will be operated as an actively managed exchange traded fund (the “Fund”).

The Registrant’s responses to those comments are provided below. We have restated the substance of those comments to the best of our understanding. Capitalized terms have the same meanings as in the Amendment, unless otherwise indicated. Revised disclosure intended to address these comments will be included in a further post-effective amendment to be filed soon after the date of this response letter. The Registrant acknowledges the Staff’s standard disclaimers with respect to these comments, including that the Registrant remains responsible for the accuracy and completeness of its disclosure.

Prospectus

1.	Comment: If unsponsored depositary receipts would be considered part of the principal strategy for the Fund, please enhance risk disclosure with respect to those unsponsored depositary receipts.

Response: Comment accepted. The Registrant does not expect unsponsored depositary receipts to constitute a material investment for the Fund and, accordingly, no additional risk disclosure in that regard is needed.

2.

Comment: On page 3 under “Cash Redemption Risk,” please consider enhancing that risk disclosure by stating that the cost of cash redemptions could reduce the Fund’s NAV to the extent that the costs are not fully offset by the redemption transaction fee charged to the redeeming authorized participant.

Response: Comment accepted. The Registrant will revise that disclosure accordingly.

Securities and Exchange Commission

December 28, 2022

3.	Comment: As part of the principal risks, please consider adding a risk factor related to active management of the Fund because this is an actively managed fund.

Response: Comment accepted. The Registrant will add risk disclosure similar to the following disclosure as a principal risk: Active Management Risk. The Fund is actively managed by Matthews. There is the risk that Matthews may select securities that underperform the relevant stock market(s), the Fund’s benchmark index or other funds with similar investment objectives and investment strategies.

4.	Comment: Please consider adding or revising a risk factor that Matthews invests primarily in the Asia Pacific region.

Response: Comment acknowledged. The Registrant has reviewed its disclosure in this regard and is comfortable with its current risk factor disclosure.

5.	Comment: Please disclose in the principal strategy section which areas or territories are considered part of China, such as disclosed on pages 15 and 16.

Response: Comment accepted. The Registrant will disclose in the principal strategy section, as part of the disclosure referring to Chinese issuers, that China includes its administrative and other districts such as Hong Kong and Macau.

6.	Comment: Please provide the Registrant’s 1940 Act file number, 811-08510, on the back cover of the prospectus as required by Item 1(b)(4).

Response: Comment accepted. The Registrant will add that disclosure accordingly.

Statement of Additional Information

7.

Comment: Please provide information in the statement of additional information required by Item 20 with respect to all of the named managers in the prospectus (including the co-manager). Please note Investment Company Act Rel. No. IC-26533 (Eff. Oct. 1, 2004), particularly the text related to fn. 21, which states that this information is required for all portfolio managers required to be disclosed in the prospectus.

Response:    Comment accepted. The Registrant undertakes to add the Item 20 disclosure in the statement of additional information with respect to the Co-Manager for this Fund in the Registrant’s regular annual update to be filed by April 30, 2023.

8.	Comment: Please add to the cover of the statement of additional information disclosure about what information is incorporated by reference, as required by Item 14(a)(3)(iii).

Response:    Comment accepted. The Registrant will add that disclosure accordingly.

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Securities and Exchange Commission

December 28, 2022

Please contact the undersigned at (415) 856-7007 with comments and questions.

Very truly yours,

/s/ David A. Hearth

David A. Hearth

for PAUL HASTINGS LLP

cc: Matthews International Capital Management, LLC